Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Markel Corporation

The Administrative Committee
Markel Corporation Retirement Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-178051) on Form S-8 of Markel Corporation of our report dated June 13, 2014 with respect to the statements of assets available for benefits of the Markel Corporation Retirement Savings Plan as of December 31, 2013 and 2012, the related statements of changes in assets available for benefits for the years then ended, and the supplemental Schedule H, Line 4i - schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the Markel Corporation Retirement Savings Plan.

/s/ KPMG LLP

Richmond, Virginia
June 13, 2014